Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet as of December 31, 2024, combines the unaudited historical condensed consolidated balance sheet of CRML as of December 31, 2024 with the unaudited historical balance sheet of Tanbreez as of December 31, 2024, giving effect to stage 2 of the HOA, as if it had been consummated as of that date.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2024 combines the unaudited historical condensed consolidated statement of operations of CRML for the six months ended December 31, 2024 with the unaudited historical statement of operations of Tanbreez for the trailing six months ended December 31, 2024 (compiled with the audited statement of operations for the twelve months ended December 31, 2024 less the unaudited condensed statement of operations for the six month period ended June 30, 2024 of Tanbreez), giving effect to the Business Combination, as if it had been consummated as of July 1, 2023, the earliest period presented.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended June 30, 2024 combines the audited historical condensed consolidated statement of operations of CRML for the fiscal year ended June 30, 2024, with the unaudited historical statement of operations of Tanbreez for the trailing twelve months ended June 30, 2024 (compiled with the audited statement of operations for the year ended December 31, 2023 less the unaudited condensed statement of operations for the six month period ended June 30, 2023 plus the unaudited condensed statement of operations for the six months ended June 30, 2024 of Tanbreez), giving effect to the Business Combination, as if it had been consummated as of July 1, 2023, the earliest period presented.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing transactions consummated after December 31, 2024, and pro forma adjustments that are directly attributable to Stage 2 of the HOA. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of stage 2 of the HOA.

The historical financial consolidated statements of CRML and Tanbreez have been prepared in accordance with IFRS as issued by the IASB. The condensed combined pro forma financial information reflects IFRS and in USD, the basis of accounting used by the registrant. The historical financial statement of Tanbreez have been reported using Danish Krone (DKK) and have been converted to US Dollar (USD) to reflect the reporting of CRML in USD. The adjustments presented in the pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of CRML after giving effect to stage 2 of the HOA.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. CRML held 42% of and Tanbreez as of December 31, 2024 and applied the equity method on its investment in Tanbreez. CRML recognize its initial investment at cost and recognized the increases and decreases in the carrying amount of the investment based on its share of Tanbreez’s profit or losses after acquisition through CRML’s own Statement or Profit and Loss. The pro forma adjustments reflect the elimination equity method and reflects the impact of 100% consolidation of Tanbreez.

This information should be read together with the following:

●	the historical unaudited condensed consolidated financial statements of CRML as of December 31, 2024 and for the six months ended December 31, 2024;

●	the historical audited consolidated financial statements of CRML as of June 30, 2024 and for the year ended June 30, 2024;

●	the historical audited financial statements of Tanbreez as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023;

●	the historical unaudited condensed financial statements of Tanbreez as of June 30, 2024 and for the six months ended June 30, 2024 and 2023;

Anticipated Accounting Treatment

The Business Combination will be accounted for as consolidation, in accordance with IFRS. CRML equity interest in Tanbreez will increase to 92.5% upon completion of Stage 2 Interest. At this point in time, CRML is anticipated to control Tanbreez by essence of:

•	Equity ownership being 92.5%

•	Responsible for funding operations

•	Have the ability to appoint the Directors of Tanbreez

European Lithium Ltd (ASX: EUR) will continue to retain a 7.5% equity interest in Tanbreez. This results in a dilution of CRML’s ownership interest and is required to be accounted for as an equity transaction. Noting that upon completion of Stage 2 Interest, CRML will control Tanbreez and as such will consolidate 100% of Tanbreez. The amount of non-controlling interest in Tanbreez, being the 7.5% held by EUR, will be accounted for as a non-controlling interest.

CRML was determined to be the accounting acquirer under IFRS 10 and IFRS 3. Although there is a higher level of judgement when it comes to the analysis of the conditions set forth in IFRS 3, we believe that the indicators of relative voting rights, composition of governing body, composition of senior management, terms of exchange, relative size, and other factors favored CRML as the accounting acquirer under IFRS 3. Therefore, the Tanbreez is considered to the accounting acquiree.

Further, in accordance with IFRS 3, the transaction is considered an asset acquisition, as opposed to a business combination, taking into account the following factors:

•	Input – Whilst the project has an exploitation license granted and a 4.7 billion ton multi-element estimate resources, additional work is required in a number of areas including converting resource to proven or probable reservice, converting the resource to SK-1300, completing a bankable feasibility study (BFS), establishing a mine plan, purchasing mining equipment etc.

•	Process – Greg Barnes, Director of the Vendor has been appointed as a strategic advisor to CRML in accordance with the HOA. With the exception of Anna Wingall, no other employees or systems have transferred over with the acquisition.

•	Output – Tanbreez is not sufficiently advanced to produce goods or generate income from the sale of product and appears to be lacking the necessary inputs and processes to generate the desired output being REE or production.

Based on the above, Tanbreez does not meet the definition of a business under IFRS 3 because it lacks substantive processes as defined by IFRS 3. Thus, the transaction is to be accounted for as an asset acquisition within the scope of IFRS 3. As such the purchase consideration will be allocated to the assets and liabilities identified based on the relative fair value, no goodwill will be recognized, transaction cost are capitalized as part of the purchase price consideration.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

	CRML (Historical)	Tanbreez (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$149,480	$46,704	$-		$196,184
Other receivables	402,664	-	-		402,664

Total current assets	552,144	46,704	-		598,848
Non-current assets
Restricted cash and other deposits	15,020,046	-	-		15,020,046
Property and plant and equipment, net	1,097	-	-		1,097
Deferred exploration and evaluation expenditure	34,619,150	30,573,808	-		65,192,958
Exploration license	95,769,243	-	130,122,627	A	225,891,870
Investment in associate	344,953	-	-		344,953
Right of use asset	25,035	-	-		25,035

Total non-current assets	145,779,524	30,573,808	130,122,627		306,475,959

Total assets	$146,331,668	$30,620,512	$130,122,627		$307,074,807

LIABILITIES
Current liabilities

Trade and other payables	$11,896,646	$1,606,264	$-		$13,502,910
Provisions	25,111	-	-		25,111
Lease liability	10,012	-	-		10,012
Funding from related party	6,008,590	-	-		6,008,590
Warrants liability	39,758,952	-	-		39,758,952
Loan from Group companies	-	27,254,182	-		27,254,182
Total current liabilities	57,699,311	28,860,446	-		86,559,757
Non-current liabilities
Offtake prepayment	15,000,000	-	-		15,000,000
Lease liability	17,951	-	-		17,951

Total non-current liabilities	15,017,951	-	-		15,017,951
Total liabilities	72,717,262	28,860,446	-		101,577,708

Net Assets	73,614,406	1,760,066	130,122,627		205,497,099

EQUITY
Share capital	89,490	763,000	(763,000)	A	107,473
			17,983	A
Share premium	141,908,409	6,943,300	109,038,717	A	257,890,426
Unissued Capital	45,734,183	-	-		45,734,183
Reserves	56,989,260	(306,388)	306,388	A	56,989,260
Accumulated deficit	(171,106,936)	(5,639,846)	5,639,846	A	(171,106,936)

Total equity	73,614,406	1,760,066	114,239,934		189,614,406

Non-controlling interests	-	-	15,882,693		15,882,693
Total equity	$73,614,406	$1,760,066	$130,122,627		$205,497,099

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED DECEMBER 31, 2024

			Transaction
	CRML	Tanbreez	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments		Combined

Other income	$359,859	$-	$-		$359,859
Foreign exchange	913,268	-	-		913,268
Consultants and professional services expenses	(972,010)	(452,636)	-		(1,424,646)
Travel and entertainment	(146,805)	-	-		(146,805)
Directors’ fees	(688,768)	-	-		(688,768)
Share based payments to directors and management	(17,922,048)	-	-		(17,922,048)
Compliance and regulatory fees	(389,033)	-	-		(389,033)
Administration expenses	(165,589)	(105,504)	-		(271,093)
Promotion, IR and PR expenses	(182,589)	-	-		(182,589)
Insurance	(1,345,240)	-			(1,345,240)
Finance costs	157,639	(24,040)	-		133,599
Finance income	-	871,075	-		871,075
Depreciation expense	(871)	-	-		(871)
Depreciation expense – leased assets	(5,098)	-	-		(5,098)
Share of net profits of associate	1,714	-	-		1,714
Merger expenses	-	-	-		-
Listing expense	-	-	-		-
Exploration expenditure expensed	(238,309)	(12,081)	-		(250,390)
Gain on fair value of warrants	6,148,162	-	-		6,148,162
Share of net profits of JV accounted for using the equity method	100,994	-	(100,994)	AA	-
Other expenses	(3,730)	(36,352)	-		(40,082)
Loss before income tax	(14,378,454)	240,462	(100,994)		(14,238,986)
Income tax expense	-	-	-		-
Loss after tax	(14,378,454)	240,462	(100,994)		(14,238,986)
Net income attributed to non-controlling interest	-	-	18,035	BB	18,035
Net loss attributed to CRML	$(14,378,454)	$240,462	$(119,029)		$(14,257,021)

Other comprehensive loss, net of income tax Items that may be reclassified to profit or loss Exchange differences on translation of foreign operations	(1,640,314)	(58,019)	-		(1,698,333)
Other comprehensive loss for the period, net of income tax	(1,640,314)	(58,019)			(1,698,333)

Total comprehensive loss for the period	$(16,018,768)	$182,443	$(100,994)		$(15,937,319)

Pro forma weighted average number of shares outstanding - basic and diluted					107,472,723
Pro forma loss per share - basic and diluted					$(0.13)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 2024

			Transaction
	CRML	Tanbreez	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments		Combined

Other income	$117,660	$-	$-		$117,660
Foreign exchange	41,715	-	-		41,715
Consultants and professional services expenses	(1,382,645)	(267,176)	-		(1,649,821)
Travel and entertainment	(47,701)		-		(47,701)
Directors’ fees	(136,901)		-		(136,901)
Share based payments to directors and management	(608,156)		-		(608,156)
Compliance and regulatory fees	(426,325)		-		(426,325)
Administration expenses	(14,933)	(148,917)	-		(163,850)
Promotion, IR and PR expenses	(191,403)		-		(191,403)
Insurance	(773,820)		-		(773,820)
Finance costs	(36,675,866)	(62,478)	-		(36,738,344)
Finance income	-	452,570	-		452,570
Depreciation expense	(6,642)		-		(6,642)
Depreciation expense – leased assets	(19,359)		-		(19,359)
Share of net profits of associate	(2,263)		-		(2,263)
Merger expenses	(9,373,737)		-		(9,373,737)
Listing expense	(77,266,809)		-		(77,266,809)
Exploration expenditure expensed	(159,685)	(869,675)	-		(1,029,360)
Gain on fair value of warrants	(20,559,781)		-		(20,559,781)
Share of net profits of JV accounted for using the equity method	-		-	AA	-
Other expenses	(1,602)	(72,792)	-		(74,394)
Loss before income tax	(147,488,253)	(968,468)	-		(148,456,721)
Income tax expense	-	-	-		-
Loss after tax	(147,488,253)	(968,468)	-		(148,456,721)
Net loss attributed to non-controlling interest	-	-	(72,635)	BB	(72,635)
Net loss attributed to CRML	$(147,488,253)	$(968,468)	$72,635		$(148,384,086)

Other comprehensive loss, net of income tax Items that may be reclassified to profit or loss Exchange differences on translation of foreign operations	(820,434)	(56,082)	-		(876,516)
Other comprehensive loss for the period, net of income tax	(820,434)	(56,082)	-		(876,516)

Total comprehensive loss for the period	$(148,308,687)	$(1,024,550)	$-		$(149,333,237)

Pro forma weighted average number of shares outstanding - basic and diluted					107,472,723
Pro forma loss per share - basic and diluted					$(1.38)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Business Combination

On 19 July 2024, CRML entered into an amended and restated heads of agreement to acquire up to 92.5% of the issued capital of Rimbal Pty Ltd (Vendor) which is the registered holder of 92.5% of the issued capital of Tanbreez Mining Greenland A/S (Tanbreez) which holds the only exploitation permit for rare earths in Greenland (HOA). The HOA was comprised of the following stages:

1. Initial Investment of US$5,000,000 to acquire a 5.55% equity interest in Tanbreez

2. Stage 1 interest – Issue of US$90,000,000 of shares in CRML subject to holding lock until 28 February 2025 to acquire a 36.45% equity interest in Tanbreez

3. Stage 2 interest – Issue of US$116,000,000 of shares in CRML equal to 95% of the closing price of CRML shares on the date upon which CRML meets a minimum of US$10 million on the permit within 2 years to acquire a 50.50% equity interest in Tanbreez.

Under the terms of the HOA, CRML has the right to appoint two directors to the board of Tanbreez. On 2 July 2024, Tony Sage was appointed as CRML’s representative on the Board of Tanbreez.

The Vendor is a company controlled by geologist Gregory Barnes. Under the terms of the HOA, at completion of Stage 1 Interest, Gregory Barnes was appointed Strategic advisor to the board of CRML.

As at 31 December 2024, the CRML Group had completed the Initial Investment and Stage 1 interest and held an interest of 42.0% interest in Tanbreez. In addition, CRML’s controlling entity European Lithium Limited holds a 7.5% interest in Tanbreez and consequently held a 49.5% interest in Tanbreez as at 31 December 2024. As at 31 December 2024, consistent accounting policies have been applied in respect to the accounting of Tanbreez by the Group.

Note 2 — Basis of Presentation

The adjustments presented on the pro forma combined financial statements have been identified and presented to provide an understanding of CRML upon consummation of the stage 2 of the HOA for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). CRML has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the stage 2 of the HOA as described below.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as consolidation, in accordance with IFRS. CRML equity interest in Tanbreez will increase to 92.5% upon completion of Stage 2 Interest. At this point in time, CRML is anticipated to control Tanbreez by essence of:

•	Equity ownership being 92.5%

•	Responsible for funding operations

•	Have the ability to appoint the Directors of Tanbreez

European Lithium Ltd (ASX: EUR) will continue to retain a 7.5% equity interest in Tanbreez. This results in a dilution of CRML’s ownership interest and is required to be accounted for as an equity transaction. Noting that upon completion of Stage 2 Interest, CRML will control Tanbreez and as such will consolidate 100% of Tanbreez. The amount of non-controlling interest in Tanbreez, being the 7.5% held by EUR, will be accounted for as a non-controlling interest.

CRML was determined to be the accounting acquirer under IFRS 10 and IFRS 3 . Although there is a higher level of judgement when it comes to the analysis of the conditions set forth in IFRS 3, we believe that the indicators of relative voting rights, composition of governing body, composition of senior management, terms of exchange, relative size, and other factors favored CRML as the accounting acquirer under IFRS 3. Therefore, the Tanbreez is considered to the accounting acquiree.

Further, in accordance with IFRS 3, the transaction is considered an asset acquisition, as opposed to a business combination, taking into account the following factors:

•	Input – Whilst the project has an exploitation license granted and a 4.7 billion ton multi-element estimate resources, additional work is required in a number of areas including converting resource to proven or probable reservice, converting the resource to SK-1300, completing a bankable feasibility study (BFS), establishing a mine plan, purchasing mining equipment etc.

•	Process – Greg Barnes, Director of the Vendor has been appointed as a strategic advisor to CRML in accordance with the HOA. With the exception of Anna Wingall, no other employees or systems have transferred over with the acquisition.

•	Output – Tanbreez is not sufficiently advanced to produce goods or generate income from the sale of product and appears to be lacking the necessary inputs and processes to generate the desired output being REE or production.

Based on the above, Tanbreez does not meet the definition of a business under IFRS 3 because it lacks substantive processes as defined by IFRS 3. Thus, the transaction is to be accounted for as an asset acquisition within the scope of IFRS 3. As such the purchase consideration will be allocated to the assets and liabilities identified based on the relative fair value, no goodwill will be recognized, transaction cost are capitalized as part of the purchase price consideration.

Purchase Price Allocation (PPA)

The fair value of Tanbreez identifiable net assets was determined as follows:

(In USD thousands)	Carrying Value
Consideration:
Cash paid	$5,000
Stage 1 shares FV	90,000
Stage 2 share FV	116,000
Transaction cost and other	769
Total Consideration Paid	211,769
Noncontrolling interest 7.5% of consideration	15,882
Total Consideration	$227,651

Cash & Cash Equivalents	$47
Deferred exploration and evaluation expenditure	30,573
Total Assets Acquired	30,620
Liabilities Assumed	(28,860)
Net Assets Acquired	$1,760

Difference allocated to Exploration license	$225,891

The difference between the total consideration paid and the noncontrolling interest less the net assets acquired was allocated to the Exploration license held by Tanbreez.

Note 4 — Tanbreez Conversion and Presentation Alignment from DKK to USD

The historical financial information of Tanbreez has been prepared in Danish Krone (DKK) and is being converted to US Dollars (USD) for the purposes of the unaudited pro forma condensed consolidated financial information to conform with the historical financial information of CRML.

As of December 31, 2024 (in thousands)	IFRS before conversion (in DKK)	DKK to USD Exchange Rate as of December 31, 2024	IFRS after conversion to (in USD)
ASSETS
Current assets:
Cash	$335	0.139267	$47
Restricted Cash	219,534	0.139267	30,573
Total assets	$219,869		$30,620
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$11,534	0.139267	$1,606
Loans form Group companies	195,697	0.139267	27,254
Total liabilities	207,231		28,860
Net assets	$12,638		$1,760
EQUITY
Share capital	5,000		763
Share premium	45,500		6,943
Reserves	-		(306)
Accumulated deficit	(37,862)		(5,640)
Total equity	$12,638		$1,760

For the Six Months Ended December 31, 2024 (in thousands)	IFRS before conversion (in DKK)	DKK to USD Average Exchange Rate for the six months ended December 31, 2024	IFRS after conversion to (USD)
Operating expenses
Exploration expenditures expensed	$(83)	0.145149	$(12)
Legal fees	(598)	0.145149	(87)
Accounting and audit fees	(2,521)	0.145149	(366)
Other advisory fees	(2)	0.145149	(1)
Other administrative fees	(5)	0.145149	(1)
Management service fee to parent company	(720)	0.145149	(104)
Other advisory fees	(250)	0.145149	(36)
Other financial income	6,001	0.145149	871
Other financial expense	(166)	0.145149	(24)
Net income	$1,656		$240
Other comprehensive income	-		(58)
Total comprehensive income	$1,656		$182

For the Year Ended June 30, 2024 (in thousands)	IFRS before conversion (in DKK)	DKK to USD Average Exchange Rate for the six months ended December 31, 2024	IFRS after conversion to (USD)
Operating expenses
Exploration expenditures expensed	$(5,996)	0.145046	$(870)
Legal fees	(1,647)	0.145046	(239)
Accounting and audit fees	(195)	0.145046	(28)
Other advisory fees	(6)	0.145046	(1)
Other administrative fees	(13)	0.145046	(2)
Management service fee to parent company	(1,008)	0.145046	(146)
Other advisory fees	(502)	0.145046	(73)
Other financial income	3,120	0.145046	453
Other financial expense	(431)	0.145046	(62)
Net loss	$(6,678)		$(968)
Other comprehensive income	-		(56)
Total comprehensive income	$(6,678)		$(1,024)

Note 5 — Adjustments to Unaudited Pro Forma

Condensed Combined Balance Sheet as of December 31, 2024

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A.

Reflects the issuance of 17,983,102 shares (number of shares that would be issued if Stage 2 of the HOA was resolved as of December 31, 2024, based on 95% of the closing price of CRML of $6.79 as of December 31, 2024). As such the financial statements of CRML are adjusted with the issuing of shares to acquire an additional 50.5% stake in Tanbreez. As a result of the share issuance CRML increasing its total ownership to 92.5%. As a result, Tanbreez will be consolidated into the Company’s financial statements. The transaction is accounted for under IFRS 3 as an asset acquisition and reflecting the net assets acquired and the exploration license against the cumulative purchase price consideration. See Note 3 above for the purchase price allocation.

In accordance with IFRS, the Company anticipates electing to measure Non-Controlling Interest (NCI) using the proportional share of net assets method. Following this transaction, European Lithium Ltd. would retain a 7.5% NCI in Tanbreez.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended December 31, 2024 and for the Year Ended June 30, 2024

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(AA) Reflects the elimination of share of profit of JV under the equity method as it is now 100% consolidated.

(BB) To recognize the non-controlling interest portion of earnings held by European Lithium Ltd of 7.5%.

Note 6 — Net Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with stage 2 of the HOA, assuming the shares were outstanding since July 1, 2023. The impact of stage 2 of the HOA is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issued in connection with stage 2 of the HOA have been outstanding for the entire period presented.

The following table sets out the share ownership of CRML following the issuance of 17,983,102 shares under stage 2 of the HOA on a pro forma basis: (Six Months Ended December 31, 2024 and the twelve months ended June 30, 2024)

Net loss per share	Six Months Ended December 31, 2024	Twelve Months Ended June 30, 2024

Net loss attributed to CRML	$(14,257,020)	$(148,384,086)
Weighted average shares outstanding – Pro forma basic and diluted	107,472,723	107,472,723

Net loss per share – Basic	$(0.13)	$(1.38)
Net loss per share - Diluted	$(0.13)	$(1.38)